UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) November 9, 2021

Maven Brands Inc.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

1 (250) 275-6063
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9. Other Events

Press Release

On November 9, 2021, Maven Brands Inc. (the "Issuer") issued a release to announce "Maven Brands Inc. Launches Equity Crowdfunding Campaign for Craft Cannabis Hub".

Item 10. Exhibits

15.1	Press Release dated November 9, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maven Brands Inc.

By:	/s/ Darcy Bomford
Darcy Bomford
Chief Executive Officer

Date:  November 9, 2021